Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419-9109

November 22, 2004

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended June 27, 2004
File Date: September 17, 2004
File No. 001-10542

Ladies and Gentlemen:

     Reference is made to the comments to the Form 10-K (the “2004 Form 10-K”) of Unifi, Inc. (the “Company”) for the fiscal year ended June 27, 2004 received from the Staff of the SEC in a letter from George F. Ohsiek, Jr., dated November 9, 2004 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the 2004 Form 10-K.

     The Company’s responses to the Staff’s comments are as follows:

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Securities and Exchange Commission

     Response to Comment 1

     Our responses herein indicate, where applicable, the revisions to be included in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	Please supplement your discussion of net sales, gross profit, and selling, general and administrative expense on a segment basis with a discussion of these items for your business as a whole. Refer to Item 303(A) of Regulation S-K.

     Response to Comment 2

     Our discussion of net sales, gross profit, and selling, general and administrative expense will be supplemented accordingly in our future filings.

3.	Please discuss the impact on overall net sales as well as net sales by segment of movements in currency exchange rates, if material.

     Response to Comment 3

     Our disclosure concerning currency exchange rates will be expanded in future filings to include a discussion of the impact on overall net sales, if material.

4.	In your summary table of operating income by segment, your inclusion of a “total” column for consolidated segment amounts represents the presentation of non-GAAP measures subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. We note your reference to footnote 8 of the financial statements where total segment operating income (loss) is reconciled to pretax earnings. However, you still need to provide a reconciliation from total cost of sales and total selling, general and administrative expense on a segment basis, to cost of sales and selling, general and administrative expense per your statements of operations. Moreover, you should disclose the reasons why these non-GAAP measures provide useful information to investors and how management uses the non-GAAP measures. Please confirm that you will revise your future filings accordingly. Refer to Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2013, available on our website at www.sec.gov.

Securities and Exchange Commission

     Response to Comment 4

     Our future filings will be revised to comply with the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K.

5.	Please refer to Rule 303(A)(3)(ii) of Regulation S-K, and where appropriate describe any known trends or events that are reasonably expected to have a material impact on future net sales or income from continuing operations. For example, it appears that your overall net sales, gross profits and net income have been trending downward. Please identify the cause of these trends and indicate whether you expect them to continue into the future and why or why not. Similarly, with respect to the restructuring charges recorded in fiscal years 2004 and 2003, discuss the likely effects of these restructurings on future operating results and liquidity, unless it is determined that a material effect is not reasonably likely to occur. Also refer to SAB Topic 5.P.4.

     Response to Comment 5

     Our disclosure in future filings will include a description of material known trends and events, as well as any material effects on future operating results and liquidity of our restructuring charges.

6.	We note your brief discussion of the significant change in the “equity in losses (earnings) of unconsolidated affiliates” line item of your statements of operations. Given the magnitude of the change, we would expect a more elaborate discussion of the change, including your assessment as to whether the results of your equity method investments are expected to continue to deteriorate into the future and why or why not. Please revise your future filings accordingly and show us supplementally what the revised disclosure will look like for fiscal 2004 compared to fiscal 2003.

     Response to Comment 6

     Equity in net losses of our equity affiliates which include PAL, USTF and UNF totaled $7.1 million in fiscal 2004 compared to equity in net income of $10.6 million in fiscal 2003. The decrease in net income primarily relates to our investment in PAL. The Company’s share of PAL’s net losses in fiscal 2004 was $6.9 million compared to net income of $11.7 million in fiscal 2003. PAL’s earnings from operations decreased primarily due to increased cotton prices that it was unable to pass on to its customers due to sales contract commitments. In addition, PAL realized $4.7 million of net losses on futures contracts for cotton purchases in the Company’s 2004 fiscal year compared to $3.0 million in net gains on futures contracts in the Company’s 2003 fiscal year. The Company does not expect PAL to report a loss for the Company’s 2005 fiscal year because PAL has been able to raise its average sales price throughout calendar year 2004 and cotton prices have declined from their high during the Company’s 2004 fiscal year returning the business directionally toward more historical operating trends.

Securities and Exchange Commission

7.	We note the significant impact on your effective tax rate in each year presented of changes in your valuation allowance. Please discuss such significant changes in your MD&A. Show us supplementally what the revised disclosures will look like for fiscal 2004 compared to fiscal 2003.

     Response to Comment 7

     The Company has established a valuation allowance against its deferred tax assets relating to state income tax credits and a long term capital loss carryforward. The valuation allowance increased $2.6 million in fiscal 2004 compared to an increase of $2.7 million in fiscal 2003. The gross increase of $3.4 million in fiscal 2004 was partially offset by a $0.8 million deduction to the valuation allowance due to the expiration of unused North Carolina state income tax credits, which were written off in fiscal 2004. Due to lower estimates of future state taxable income, the valuation allowance increased $2.6 million and $2.7 million in fiscal years 2004 and 2003, respectively, to reserve for North Carolina state income tax credits. In fiscal 2004, the increase to the reserve also included $0.8 million that related to a long-term capital loss carryforward that the Company does not expect to utilize before it is scheduled to expire in fiscal year 2005. The net impact of changes in the valuation allowance to the effective tax rate reconciliation for fiscal years 2004 and 2003 were 3.5% and 9.1%, respectively. The percentage decrease from fiscal 2003 to 2004 is primarily attributable to the larger pre-tax loss in fiscal 2004 compared to fiscal 2003.

Liquidity and Capital Resources, page 17

8.	Please supplement your current disclosure to include a discussion of the impact on liquidity and capital resources related to the $250 million of senior, unsecured debt securities and associated interest payments. Because this appears to be your most significant long-term obligation, we believe it should be discussed.

     Response to Comment 8

     Our disclosure of liquidity and capital resources in future filings will be supplemented to include a discussion of our $250 million of senior unsecured debt securities.

Contractual Obligations, page 19

9.	Please revise your contractual obligations table to include the following:
          a.           estimated interest payments on your debt; and
          b.           planned funding of pension obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and

Securities and Exchange Commission

footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

     Response to Comment 9

     Our contractual obligations table will be revised accordingly in future filings.

Item 8. Consolidated Financial Statements and Supplementary Data

General

10.	We note your inclusion of 2 years of financial statements for your significant equity method investee, Parkdale America, LLC (PAL). Please be advised that, pursuant to Rule 3-09 of Regulation S-X, financial statements for significant equity method investees are required for the same number of periods as required by Rules 3-01 and 3-02 of Regulation S-X. We understand that PAL has a different fiscal year end than you and that fiscal 2004 financial statements were not available for inclusion in your original Form 10-K filing. Nonetheless, please be advised that you are required to file the separate fiscal 2004 financial statements of PAL within 90 days after PAL’s year-end. They should be filed as an amendment to your fiscal 2004 Form 10-K. Please confirm to us that you intend to amend your Form 10-K to file these financial statements. In this regard, we note that you did not amend your fiscal 2003 Form 10-K to include the fiscal 2003 financial statements for PAL.

     Response to Comment 10

     The Company agrees to file PAL financial statements, when PAL qualifies as a significant subsidiary, in compliance with Rule 3-09 of Regulation S-X. The Company acknowledges that it did include PAL’s 2003 financial statements in its 2004 Form 10-K, and in subsequent periods when PAL qualifies as a significant subsidiary, we will fully comply with the significant subsidiary rules by filing, in a timely manner, the financial statements that cover the Company’s third and fourth fiscal quarters as an amendment to the corresponding Form 10-K.

Consolidated Balance Sheets, page 26

11.	Please consider the need to separately state the components of accrued expenses in the footnotes if an individual item meets the materiality threshold (5% of total current liabilities). Refer to rule 5-02.20 of Regulation S-X.

Securities and Exchange Commission

     Response to Comment 11

     Our future filings will separately state the components of accrued expenses in the footnotes if required under rule 5-02.20 of
Regulation S-X.

Consolidated Statements of Operations, page 27

12.	Please present the goodwill impairment charge as a separate line item. Refer to paragraph 43 of SFAS 142.

     Response to Comment 12

     Our Consolidated Statements of Operations will be revised accordingly in future filings.

Note 6. Retirement Plans, page 40

13.	Please revise your pension plan disclosures to include two years of information related to balance sheet disclosures and three years of information for disclosures related to your results of operations. Refer to paragraph 5 of SFAS 132®.

     Response to Comment 13

     As stated in Footnote 6 in the Notes to Consolidated Financial Statements, the Company determined during the fourth quarter of fiscal 2004 that it had not properly recorded or disclosed the defined benefit plan maintained by the Company’s Irish subsidiary. The Company corrected the error in the fourth quarter of fiscal 2004 by recording a pension asset of $4.1 million. The Company has evaluated the effect of not recording the error and determined that the differences were not material for all periods presented in the Consolidated Financial Statements in the 2004 Form 10-K. Subsequent to fiscal 2004, the Company announced the closure of its Irish subsidiary whose employees are the participants in the defined benefit plan. All of the employees are scheduled to be terminated no later than December 31, 2004 and the Company expects to wind up the defined benefit plan by the end of fiscal 2005. Accordingly, the Company will provide the required comparative disclosures relating to the balance sheets for future filings applicable to continuing operations. Since the defined benefit plan is associated with discontinued operations that are expected to be fully liquidated by June 26, 2005, the Company respectfully proposes to provide only two years of information because, on balance, the FAS 132R disclosures applicable to the second preceding year of a discontinued operation are not material to an investor.

Note 10. Investments in Unconsolidated Affiliates, page 48

14.	Please disclose the difference between the amount at which your investment in PAL is carried and the amount of your underlying equity in the net assets of PAL and your accounting treatment of the difference. It appears to us, based on a review of PAL’s balance sheet, that the

Securities and Exchange Commission

difference may be significant. Refer to paragraph 20.a of APB 18. Additionally, tell us any consideration that you have given to whether you have incurred an other than temporary decline in the value of this investment. In this regard, we note that the operating results and operating cash flows for PAL have diminished significantly in recent years. We also understand from your MD&A disclosures that the US textile industry continues to suffer from disparate worldwide production capacity and demand, weakness at retail and the direct sourcing of garments and fabrics from lower wage-based countries. While we understand that none of these factors are necessarily determinate of a loss in value that is other than temporary, they do seem to be indicators that would cause you to assess the recoverability of the investment.

     Response to Comment 14

     The Company’s investment in PAL at June 27, 2004 is $142.1 million and the underlying equity in the net assets of PAL at June 27, 2004 is $131.4 million or a difference of $10.7 million. The difference is accounted for as goodwill and the Company includes this amount in its investment in PAL disclosures. We will clarify our disclosure in future periods to indicate the dollar amount of this difference and how it is accounted for (i.e. embedded goodwill). This will confirm that the Company monitors all of its equity investments, including PAL, for other than temporary declines in value. In our most recent review of PAL, we concluded that there was no such decline. PAL’s earnings have been lower recently due to higher cotton prices which PAL was unable to pass on to its customers in a timely fashion due to sales contracts. PAL is forecasting a profitable calendar year 2005 and the Company expects to continue to receive cash distributions from PAL. Our view is that the entire carrying value of our investment in PAL is recoverable from our share of future cash distributions from the venture plus a terminal exit value. We acknowledge that PAL’s business is expected to be impacted by the World Trade Organization’s staged quota removal which will eliminate all remaining textile and apparel quotas effective January 1, 2005. As a part of our review, we considered this future event along with PAL’s product mix in assessing the recoverability of our investment.

* * * *

     The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, including the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

     Please call me at 336-316-5664 if you have any questions about the contents of this letter.

Sincerely yours,

/S/ WILLIAM M. LOWE, JR.

William M. Lowe, Jr.
Vice President, Chief Operating Officer
and Chief Financial Officer

cc:	George F. Ohsiek, Jr.
David DiGiacomo
Robyn Manuel
Securities and Exchange Commission
Robert B. Schumer
John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP